Reply to the Attention of:	Elizabeth McGregor
Direct Line:	775-448-5818
Fax:	775-825-8938
Email:	emcgregor@tahoeresources.com

September 14, 2016

Via email

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Attention:	Rufus Decker, Accounting Branch Chief, Office of Beverages, Apparel and Mining

Re:	TAHOE RESOURCES INC. (the "Company")
Form 40-F for Fiscal Year Ended December 31, 2015
Response dated July 26, 2016
File No. 001-35531

Dear Mr. Decker:

We write in response to the letter (the "Comment Letter") of August 31, 2016 from the Securities and Exchange Commission (the "Commission" or the "SEC") commenting on our response dated July 26, 2016 on the Form 40-F (the "40-F”) for the Year Ended December 31, 2015 filed with the Commission by the Company on March 25, 2016.

Below please find our response to the Comment Letter. The SEC comment is in italics, followed by the Company’s response.

Form 40-F for the Year ended December 31, 2015

Exhibit 99.2
Financial Statements
Notes to the Consolidated Financial Statements

3. Significant Accounting Policies
h) Mineral Interests, Plant and Equipment
Depreciation of Mineral Interests, Plant and Equipment
Units of Production Basis, page 11

Phone:775.448.5800 | Fax:775.825.8938
5310 Kietzke Lane, Suite 200 | Reno Nevada 89511 USA

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1.

We read your response to comment 1. You changed your accounting policy for depletion in the second quarter of 2016. You indicate this expanded policy includes an alignment of accounting policies and disclosure related to the acquisition of Lake Shore Gold on April 1, 2016. As disclosed in Note 3(a)(ii) to the June 30, 2016 interim financial statements included in your August 10, 2016 Form 6-K, you now include in your depletion calculation the portion of mineral resources considered highly probable of economic extraction. Please address the following separately for each mine that has reached commercial production:

Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of resources expected to be considered probable of economic extraction.

Response

Escobal Mine – No resources other than those converted to proven or probable reserves are included in the depletion calculation.

La Arena Mine – No resources other than those converted to proven or probable reserves are included in the depletion calculation.

Shahuindo Mine – No resources other than those converted to proven or probable reserves are included in the depletion calculation.

Timmins Mines – The depletable base includes proven reserves, probable reserves, indicated resources and inferred resources. All measured resources have been converted to proven reserves. Proven and probable reserves comprise 59% of the depletable base of 1,180,313 gold ounces. Resources not classified as reserves but considered highly probable of economic extraction comprise 41%, or 479,182 gold ounces, of the depletable base. Indicated resources comprise 3%, or 36,559 gold ounces, of the depletable base and inferred resources comprise 38%, or 442,623 gold ounces, of the depletable base.

If inferred resources have been included, please tell us your basis for their inclusion given that the tonnage, grade and mineral content can typically only be estimated with a low level of confidence and explain to us how you compensated for this lower confidence level.

Response

Escobal Mine – No inferred resources are included in the depletion calculation.

La Arena Mine – No inferred resources are included in the depletion calculation.

Shahuindo Mine – No inferred resources are included in the depletion calculation.

Timmins Mines – Inferred resources considered highly probable of economic extraction, which are included in the life of mine plan and in the depletion calculation, represent 44% of the total inferred resources estimated for the deposits. Inferred resources included in the life of mine plan and depletion calculation primarily represent the contiguous down-dip extension and, to a lesser extent, the lateral extension of the measured and indicated resources that comprise the proven and probable reserves. The Company’s ore deposits exhibit relatively short horizontal extents and long vertical extents; as a result, inferred resources have been routinely upgraded to measured or indicated resources as mine development and resource delineation drilling continues at depth, allowing access to the down-dip extension of the ore bodies. Inferred resources included in the depletion calculation exhibit both geologic continuity and metal grade continuity with measured and indicated resources as demonstrated by drilling and/or mining. Mineralogy and host rock lithology of the inferred resources are consistent with that of the proven and probable reserves and, as demonstrated by production of previously-classified inferred resources (since upgraded to measured or indicated), metallurgical recovery of the inferred resources is consistent with that of the proven and probable reserves.

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Provide us with your history of converting resources into reserves. If inferred resources have been included, please also separately address your history of converting inferred resources into reserves.

Response

When reporting resources, the Company applies the criteria of “reasonable expectation of economic extraction” as required by the Canadian Institute of Mining and incorporated by reference into Canadian National Instrument 43-101. Metal prices and production costs are factors in determining reportable resources and, as a result, a portion of material classified as measured, indicated or inferred resources in any given year may or may not meet the requirement of “reasonable expectation of economic extraction” due to fluctuations in metal prices and production costs even though the confidence level in the tonnage, grade and metal content of the material remains unchanged.

Escobal Mine – Measured resources have been converted to proven reserves at an average annual rate of 92%. Indicated resources have been converted to probable reserves at an average annual rate of 78%. Inferred resources have been converted to proven (measured) or probable (indicated) reserves at an average annual rate of 89%.

La Arena Mine – Measured resources have been converted to proven reserves at an average annual rate of 91%. Indicated resources have been converted to probable reserves at an average annual rate of 72%. Inferred resources have been converted to proven (measured) or probable (indicated) reserves at an average annual rate of 72%.

Shahuindo Mine – Measured resources have been converted to proven reserves at a rate of 92%. Indicated resources have been converted to probable reserves at a rate of 66%. The Shahuindo mine achieved commercial production in May 2016; and as such, there is no history of converting inferred resources to reserves.

Timmins Mines – Measured resources have been converted to proven reserves at an average annual rate of 42%. Indicated resources have been converted to probable reserves at an average annual rate of 59%. The conversion of measured and indicated resources to proven and probable reserves requires a mine plan to be developed on the measured and indicated resources (with appropriate mining dilution and mining losses applied). Given the considerable vertical extent of the ore bodies, resource to reserve conversion is incremental as detailed mine plans are developed as the mines progress deeper. Additionally, the cut-off grade for reporting resources is lower than the cut-off grade for reporting reserves, which results in a portion of the measured and indicated resources not eligible for inclusion in proven and probable reserves. This material met the requirement of “reasonable expectation of economic extraction” though was uneconomic under metal price environments current at the time of resource reporting. Inferred resources have been converted to reserves at an average annual rate of 46% over the past four years, although the conversion rate has increased to 65% over the past two years.

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Tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to reserves and discuss whether this historical data is indicative of future conversion rates.

Response

Escobal Mine – The first reserve for the Escobal mine was reported in November 2014; two years of historical data have been used to estimate the conversion rate of resources to reserves. The Company anticipates converting the remaining measured and indicated resources to proven and probable reserves at or about the rate indicated by the, albeit limited, historic data. Few inferred resources (approximately 3% of the entire resource) remain as the ore body is now well-defined by drilling and underground development. Conversion of the remaining inferred resources to reserves is immaterial.

La Arena Mine – Five years of historical data have been used to estimate the conversion rate of resources to reserves. The Company anticipates converting the remaining measured and indicated resources to proven and probable reserves at or about the rate indicative from the historic data. Few inferred resources (approximately 2% of the entire resource) remain as the ore body is now well-defined by drilling. Conversion of the remaining inferred resources to reserves is immaterial.

Shahuindo Mine – As the Shahuindo mine reached commercial production in May 2016, there is only one year of historical data available to estimate the conversion rate of resources to reserves. There is insufficient experience at Shahuindo to provide an accurate estimate of future conversion rates.

Timmins Mines – Two years of historical data have been used to estimate the conversion rate of measured resources to proven reserves. Four years of historical data have been used to estimate the conversion rate of indicated and inferred resources to probable reserves. There were no measured resources or proven reserves at the Timmins mines prior to 2015. The Company anticipates converting the remaining measured, indicated and inferred resources to proven and probable reserves at or about the historical rates. As demonstrated by a net gain in proven and probable reserves over the past three years (i.e., an increase in reserves after production is taken into account), a substantial portion of resources identified below the elevation of, and contiguous with, reported reserves has been consistently converted to reserves as ore definition drilling and mine development activities continued to advance in accordance with the life of mine plan.

Tell us the extent to which these resources are currently accessible and the extent to which future capital improvements are required to convert and gain access to them. Please also tell us whether or not the future capital improvements are included in your depletion computations and explain your rationale.

Response

Escobal Mine – No resources other than those converted to proven or probable reserves are included in the depletion calculation.

La Arena Mine – No resources other than those converted to proven or probable reserves are included in the depletion calculation.

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Shahuindo Mine – No resources other than those converted to proven or probable reserves are included in the depletion calculation.

Timmins Mines – Proven and probable reserves notwithstanding, approximately 10% of the portion of additional mineral resources considered highly probable of economic extraction are accessible from the current underground workings. In general, resources are converted to reserves incrementally as mine development and ore definition drilling advances to access the down-dip continuation of the ore body. Incremental costs will be required for ramp and sublevel development and secondary development (stope accesses, ventilation raises, etc.) to access and exploit the remaining resources defined in the life of mine plan.

The Company capitalizes certain development costs to its mineral interests. Development costs generally comprise expenditures for ramps, drifts and ancillary infrastructure which will be utilized over the life of mine to access resources and exploration potential. Development costs incurred during a given period are added to the total mineral interest capitalized in the period and used in the calculation of the depletion expense. Future capital improvements are not included in current depletion calculations. In accordance with IAS 16 Property, Plant and Equipment “Items of property, plant, and equipment should be recognized as assets when it is probable that: [IAS 16.7]

the future economic benefits associated with the asset will flow to the entity, and the cost of the asset can be measured reliably.

This recognition principle is applied to all property, plant, and equipment costs at the time they are incurred. These costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service it.”1

Capital spending, including capital improvements, is included in the depletion calculation once the criteria in IAS 16 have been achieved.

2.

We read your response to comment 1. Please disclose in greater detail in future filings the type(s) of resources (measured, indicated and/or inferred) included in your new depletion policy, how you determine the portion of resources included and your history of converting resources into reserves.

Response

Commencing with our September 30, 2016 filing, we will disclose in greater detail in our future interim and annual MD&A the type(s) of resources (measured, indicated and/or inferred) included in our new depletion policy, how we determine the portion of resources included and our history of converting resources into reserves.

Sincerely,

/s/ Elizabeth McGregor
VP and Chief Financial Officer

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1 Source:www.iasplus.com/en/standards/ias/ias16